UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934

                 (Amendment No. _________)*

                   Cedar Income Fund, Ltd.
                      (Name of Issuer)

                        Common Stock
               (Title of  Class of Securities)

                          15043810
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             13G

CUSIP No. 15043810

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AEGON USA, INC.
     42-1310237

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)    X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Iowa Corporation

5.   SOLE VOTING POWER

6.   SHARED VOTING POWER

7.   SOLE DISPOSITIVE POWER

8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     584,567

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     26.03%

12.  TYPE OF REPORTING PERSON*

     HC


            *SEE INSTRUCTION BEFORE FILLING OUT!